UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Isdera North America, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

464273 10 1
(CUSIP Number)

Jing Jiang
Cosell Investments Limited
P.O. Box 957, Offshore Incorporation Centre
Road Town, Tortola, British Virgin Islands

86 137 2373 7042
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	464273 10 1	Page	of

1	NAMES OF REPORTING PERSONS: Cosell Investments, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,495,000 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,495,000 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,495,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No.	464273 10 1	Page	of

1	NAMES OF REPORTING PERSONS: Jing Jiang

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

China

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,495,000 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,495,000 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,495,000 shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

34.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1.	Security and Issuer.

     The class of equity securities to which this Schedule 13D relates is the common stock of Isdera North America, Inc., a New York corporation (the “Issuer”). The principal executive offices of the Issuer are located at 50 Pine Drive Cold Springs Harbor, New York.

Item 2.	Identity and Background.

     This Schedule 13D is being filed on behalf of Cosell Investments, Ltd. (“Cosell”), a company organized in the British Virgin Islands, and Jing Jiang (together, the “Reporting Persons”). The address of the principal office of Cosell is P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortora, British Virgin Islands. The principal business of Cosell is to act as a holding company.

Ms. Jiang is the President and sole stockholder of Cosell, which is her present principle occupation. Her business address is Cosell Investments, Ltd., P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortora, British Virgin Islands. Ms. Jiang is a citizen of China.

     During the last five years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

     Cosell acquired 1,495,000 shares of common stock of the Issuer in exchange for $245,000 of its own funds.

Item 4.	Purpose of Transaction.

On October 4, 2007, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Cosell, Kingsgate Development, Ltd. and Eastern Glow Investment, Ltd. The transaction contemplated by the Stock Purchase Agreement closed on October 12, 2007. Pursuant to the terms and conditions of the Stock Purchase Agreement, Cosell acquired 1,495,000 shares of common stock of the Issuer or approximately 34.8% of the issued and outstanding shares of common stock of the Issuer.  The transaction closed on October 12, 2007. There are no material relationships between the Issuer or its affiliates and the Investors, other than in respect of the Stock Purchase Agreement.

The Reporting Persons have no definitive or specific plans or proposals that relate to or would result in the occurrence of any of the actions described in Items 4(a) through 4(j).

Item 5.	Interest in Securities of the Issuer.

(a)
Cosell owns 1,495,000 shares of common stock of the Issuer (constituting 34.8% of the Issuer’s issued and outstanding common stock), acquired on October 12, 2007 pursuant to the Stock Purchase Agreement.

In connection with her position as President and sole stockholder of Cosell, Ms. Jiang may be deemed to beneficially own the 1,495,000 shares of common stock of the Issuer owned by Cosell.

(b)	The Reporting Persons share the power to vote or to direct the vote and share the power to dispose or to direct the disposition of, the 1,495,000 shares of common stock of the Issuer that Cosell owns.

(c)	Transactions in the securities effected during the past sixty days: None, other than the transactions described in Item 4 of this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Cosell.

(e)	The date on which the Reporting Persons ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Stock Purchase Agreement described in Item 4 of this Schedule 13D there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A      Stock Purchase Agreement
Exhibit B      Agreement Regarding the Joint Filing of Schedule 13D

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2007	COSELL INVESTMENTS, LTD.
/s/ Jing Jiang
Jing Jiang
President

October 19, 2007	JING JIANG
/s/ Jing Jiang
Jing Jiang, Individually

EXHIBIT A

STOCK PURCHASE AGREEMENT

THIS AGREEMENT (this “Agreement”), entered into as of the 4th day of October, 2007, is made by and between Kingsgate Development, Ltd. and Eastern Glow Investment, Ltd. (together, are referred to herein as the“Shareholders”), Isdera, North America, Inc. (“ISDERA”), and Cosell Investments, Ltd. (the “Buyer”).

Whereas, the Shareholders desire to sell to the Buyer and the Buyer wishes to purchase and acquire from the Shareholders all of the Shareholders’ shares of capital stock of ISDERA, pursuant to the terms and conditions of this Agreement.

Now, Therefore, in consideration of the representations, warranties and agreements set forth herein, the parties hereto hereby agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1    Definitions. In this Agreement the following terms will have the following meanings:

(a)	“Agreement” means this Stock Purchase Agreement;

(b)	“Closing” means the completion, on the date hereof, of the transactions contemplated hereby in accordance with Article 7 hereof;

(c)	“Place of Closing” means such place as the Buyer and ISDERA may mutually agree upon;

(d)
“ISDERA Accounts Payable and Liabilities” means all accounts payable and liabilities of ISDERA, on a consolidated basis, due and owing or otherwise constituting a binding obligation of ISDERA (other than an ISDERA Material Contract) as of September 30, 2007, as set forth is Schedule “A” hereto;

(e)	“ISDERA Accounts Receivable” means all accounts receivable and other debts owing to ISDERA, on a consolidated basis, as of September 30, 2007, as set forth in Schedule “B” hereto;

(f)
“ISDERA Assets” means the undertaking and all the property and assets of the ISDERA Business of every kind and description wheresoever situated including, without limitation, ISDERA Equipment, ISDERA Inventory, ISDERA Material Contracts, ISDERA Accounts Receivable, ISDERA Cash, ISDERA Intangible Assets and ISDERA Goodwill, and all credit cards, charge cards and banking cards issued to ISDERA;

(g)	“ISDERA Bank Accounts” means all of the bank accounts, lock boxes and safety deposit boxes of ISDERA or relating to the ISDERA Business as set forth in Schedule “C” hereto;

(h)	“ISDERA Business” means all aspects of any business conducted by ISDERA;

(i)	“ISDERA Cash” means all cash on hand or on deposit to the credit of ISDERA on the date hereof;

(j)	“ISDERA Common Shares” means the shares of common stock in the capital of ISDERA;

(k)	“ISDERA Debt to Related Parties” means the debts owed by ISDERA to any affiliate, director or officer of ISDERA as described in Schedule “D” hereto;

(l)	“ISDERA Equipment” means all machinery, equipment, furniture, and furnishings used in the ISDERA Business, including, without limitation, the items more particularly described in Schedule “E” hereto;

(m)
“ISDERA Financial Statements” means, collectively, the audited consolidated financial statements of ISDERA for the fiscal year ended June 30, 2007, and the unaudited consolidated financial statements of ISDERA for the period ended September 30, 2007, true copies of which are attached as Schedule “F” hereto;

(n)
“ISDERA Goodwill” means the goodwill of the ISDERA Business including the right to all corporate, operating and trade names associated with the ISDERA Business, or any variations of such names as part of or in connection with the ISDERA Business, all books and records and other information relating to the ISDERA Business, all necessary licenses and authorizations and any other rights used in connection with the ISDERA Business;

(o)	“ISDERA Insurance Policies” means the public liability insurance and insurance against loss or damage to the ISDERA Assets and the ISDERA Business as described in Schedule “G” hereto;

(p)
“ISDERA Intangible Assets” means all of the intangible assets of ISDERA, including, without limitation, ISDERA Goodwill, all trademarks, logos, copyrights, designs, and other intellectual and industrial property of ISDERA;

(q)	“ISDERA Inventory” means all inventory and supplies of the ISDERA Business as of September 30, 2007, as set forth in Schedule “H” hereto;

(r)
“ISDERA Material Contracts” means the burden and benefit of and the right, title and interest of ISDERA in, to and under all trade and non-trade contracts, engagements or commitments, whether written or oral, to which ISDERA is entitled, whereunder ISDERA is obligated to pay or entitled to receive the sum of $250 or more including, without limitation, any pension plans, profit sharing plans, bonus plans, loan agreements, security agreements, indemnities and guarantees, any agreements with employees, lessees, licensees, managers, accountants, suppliers, agents, distributors, officers, directors, attorneys or others which cannot be terminated without liability on not more than one month's notice, and those contracts listed in Schedule “I” hereto; and

(s)	“Shares” shall mean the ISDERA Common Shares to be sold to Buyer by ISDERA hereunder.

Any other terms defined within the text of this Agreement will have the meanings so ascribed to them.

1.2    Captions and Section Numbers. The headings and section references in this Agreement are for convenience of reference only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision thereof.

1.3    Section References and Schedules. Any reference to a particular “Article”, “section”, “paragraph”, “clause” or other subdivision is to the particular Article, section, clause or other subdivision of this Agreement and any reference to a Schedule by letter will mean the appropriate Schedule attached to this Agreement and by such reference the appropriate Schedule is incorporated into and made part of this Agreement.

1.4    Severability of Clauses. If any part of this Agreement is declared or held to be invalid for any reason, such invalidity will not affect the validity of the remainder which will continue in full force and effect and be construed as if this Agreement had been executed without the invalid portion, and it is hereby declared the intention of the parties that this Agreement would have been executed without reference to any portion which may, for any reason, be hereafter declared or held to be invalid.

ARTICLE 2
PURCHASE AND SALE

2.1    Issuance of the Shares. Subject to all of the terms and conditions of this Agreement, the Shareholders do hereby sell, assign, transfer and convey to the Buyer, and the Buyer does hereby purchase and accept from the Shareholders, all of the Shares as set forth on Exhibit A, free and clear of all encumbrances, liens, charges and claims, which Shares represent 34.9% of the capital stock of ISDERA.

2.2    Purchase Price; Payment. The purchase price for the Shares is $245,000 (collectively the “Purchase Price”) and shall be paid by wire transfer of immediately available funds or bank or certified check in accordance with Exhibit A. The parties approve the distribution of the Purchase Price as set forth on Exhibit A.

ARTICLE 3
SHAREHOLDERS’ REPRESENTATIONS AND WARRANTIES

3.1    Representations and Warranties. The Shareholders and ISDERA jointly and severally make the representations and warranties set forth below and intend and acknowledge that the Buyer will rely thereon in entering into this Agreement and in approving and completing the transactions contemplated hereby. Any schedules described in or contemplated by such representations and warranties shall be prepared both as of the date of this Agreement and as of the date of the Closing.

The Shareholders

(a)
Power and Capacity. Each Shareholder has the power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement constitutes each Shareholder’s valid, legal and binding obligation and is enforceable against such Shareholder in accordance with its terms, subject, however, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors’ rights;

ISDERA - Corporate Status and Capacity

(b)
Incorporation. ISDERA is a corporation duly incorporated and validly subsisting under the laws of the State of New York, and is in good standing with the office of the Secretary of State for the State of New York;

(c)	Carrying on Business. ISDERA conducts the business as described in the SEC Documents. ISDERA is not required to register or otherwise be qualified to carry on business in any foreign jurisdiction;

(d)	Corporate Capacity. ISDERA has the corporate power, capacity and authority to own the ISDERA Assets;

(e)
Reporting Status; Listing. ISDERA is required to file current reports with the Securities and Exchange Commission pursuant to section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and ISDERA’s Common Shares are quoted on the National Association of Securities Dealers, Inc.’s Over-the-Counter Bulletin Board System (the “OTC Bulletin Board”). ISDERA has filed all reports required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the five years preceding the date hereof (or such shorter period as the ISDERA was required by law to file such material) (the foregoing materials being collectively referred to herein as the “SEC Documents”) and is current with respect to its Exchange Act filing requirements.  As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they were made, not misleading.  All material agreements to which ISDERA is a party or to which the property or assets of ISDERA are subject have been appropriately filed as exhibits to the SEC Documents as and to the extent required under the Exchange Act.  The financial statements of ISDERA included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of unaudited statements, as permitted by Form 10-QSB of the Commission), and fairly present in all material respects (subject in the case of unaudited statements, to normal, recurring audit adjustments) the financial position of ISDERA as at the dates thereof and the results of its operations and cash flows for the periods then ended.  ISDERA is not aware of any facts which would make ISDERA’s Common Stock ineligible for quotation on the OTC Bulletin Board;

ISDERA - Capitalization

(f)	Authorized Capital. The authorized capital of ISDERA consists of: (i) 50,000,000 ISDERA Common Shares, $0.001 par value, of which 4,284,400 ISDERA Common Shares are presently issued and outstanding.

(g)
No Option. No person, firm or corporation has any agreement, warrant or option or any right capable of becoming an agreement or option for the acquisition of ISDERA Common Shares or for the purchase, subscription or issuance of any other securities of ISDERA;

ISDERA - Records and Financial Statements

(h)	Charter Documents. The charter documents of ISDERA have not been altered since its incorporation, except as filed in the record books of ISDERA;

(i)
Corporate Minute Books. The corporate minute books of ISDERA are complete and each of the minutes contained therein accurately reflect the actions that were taken at a duly called and held meeting or by consent without a meeting. All actions by ISDERA which required director or shareholder approval are reflected on the corporate minute books of ISDERA. ISDERA is not in violation or breach of, or in default with respect to, any term of their respective Certificates of Incorporation (or other charter documents) or by-laws.

(j)
ISDERA Financial Statements. The ISDERA Financial Statements present fairly, in all material respects, the assets and liabilities (whether accrued, absolute, contingent or otherwise) of ISDERA, on a consolidated basis, as of the respective dates thereof, and the sales and earnings of the ISDERA Business during the periods covered thereby, in all material respects and have been prepared in substantial accordance with generally accepted accounting principles consistently applied;

(k)
ISDERA Accounts Payable and Liabilities. There are no liabilities, contingent or otherwise, of ISDERA which are not disclosed in Schedule “A” hereto or reflected in the ISDERA Financial Statements and ISDERA has not guaranteed or agreed to guarantee any debt, liability or other obligation of any person, firm or corporation. Without limiting the generality of the foregoing, all accounts payable and liabilities of ISDERA as of September 30, 2007 are described in Schedule “A” hereto;

(l)
ISDERA Accounts Receivable. All the ISDERA Accounts Receivable result from bona fide business transactions and services actually rendered without, to the knowledge and belief of ISDERA, any claim by the obligor for set-off or counterclaim;

(m)	ISDERA Bank Accounts. All of the ISDERA Bank Accounts, their location, numbers and the authorized signatories thereto are as set forth in Schedule “C” hereto;

(n)	No Debt to Related Parties. Except as disclosed in Schedule “D” hereto, ISDERA is not, and on Closing will not be, indebted to any affiliate, director or officer of ISDERA;

(o)	No Related Party Debt to ISDERA. No director or officer or affiliate of ISDERA is now indebted to or under any financial obligation to ISDERA on any account whatsoever;

(p)	No Dividends. No dividends or other distributions on any shares in the capital of ISDERA have been made, declared or authorized since the date of ISDERA Financial Statements;

(q)
No Payments. No payments of any kind have been made or authorized since the date of the ISDERA Financial Statements to or on behalf of officers, directors, shareholders or employees of ISDERA or under any management agreements with ISDERA, except payments made in the ordinary course of business and at the regular rates of salary or other remuneration payable to them;

(r)	No Pension Plans. There are no pension, profit sharing, group insurance or similar plans or other deferred compensation plans affecting ISDERA;

(s)	No Adverse Events. Since the date of the ISDERA Financial Statements

(i)
there has not been any adverse change in the financial position or condition of ISDERA, its liabilities or the ISDERA Assets or any damage, loss or other change in circumstances affecting ISDERA, the ISDERA Business or the ISDERA Assets or ISDERA’s right to carry on the ISDERA Business, other than changes in the ordinary course of business,

(ii)	there has not been any damage, destruction, loss or other event (whether or not covered by insurance) adversely affecting ISDERA, the ISDERA Business or the ISDERA Assets,

(iii)
there has not been any increase in the compensation payable or to become payable by ISDERA to any of ISDERA’s officers, employees or agents or any bonus, payment or arrangement made to or with any of them,

(iv)	the ISDERA Business has been and continues to be carried on in the ordinary course,

(v)	ISDERA has not waived or surrendered any right of material value,

(vi)	ISDERA has not discharged or satisfied or paid any lien or encumbrance or obligation or liability other than current liabilities in the ordinary course of business, and

(vii)	no capital expenditures in excess of $250 individually or $500 in total have been authorized or made.

ISDERA - Income Tax Matters

(t)
Tax Returns. All tax returns and reports of ISDERA required by law to be filed have been filed and are true, complete and correct, and any taxes payable in accordance with any return filed by ISDERA or in accordance with any notice of assessment or reassessment issued by any taxing authority have been so paid;

(u)
Current Taxes. Adequate provisions have been made for taxes payable for the current period for which tax returns are not yet required to be filed and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return by, or payment of, any tax, governmental charge or deficiency by ISDERA. There are no contingent tax liabilities or any grounds which would prompt a reassessment including aggressive treatment of income and expenses in filing earlier tax returns;

ISDERA - Applicable Laws and Legal Matters

(v)
Licenses. ISDERA holds all licenses and permits as may be requisite for carrying on the ISDERA Business in the manner in which it has heretofore been carried on, which licenses and permits have been maintained and continue to be in good standing except where the failure to obtain or maintain such licenses or permits would not have an adverse effect on the ISDERA Business;

(w)
Applicable Laws. ISDERA has not been charged with or received notice of breach of any laws, ordinances, statutes, regulations, by-laws, orders or decrees to which they are subject or which apply to them the violation of which would have an adverse effect on the ISDERA Business (greater than $250), and to ISDERA’s knowledge, ISDERA is not in breach of any laws, ordinances, statutes, regulations, bylaws, orders or decrees the contravention of which would result in an adverse impact on the ISDERA Business;

(x)
Pending or Threatened Litigation. There is no litigation or administrative or governmental proceeding pending or threatened against or relating to ISDERA, the ISDERA Business, or any of the ISDERA Assets nor does ISDERA have any knowledge after due investigation of any deliberate act or omission of ISDERA that would form any basis for any such action or proceeding;

(y)
No Bankruptcy. ISDERA has not made any voluntary assignment or proposal under applicable laws relating to insolvency and bankruptcy and no bankruptcy petition has been filed or presented against ISDERA and no order has been made or a resolution passed for the winding-up, dissolution or liquidation of ISDERA;

(z)
Labor Matters. ISDERA is not party to any collective agreement relating to the ISDERA Business with any labor union or other association of employees and no part of the ISDERA Business has been certified as a unit appropriate for collective bargaining or, to the best knowledge of ISDERA, has made any attempt in that regard;

(aa)
Finder's Fees. ISDERA is not party to any agreement which provides for the payment of finder's fees, brokerage fees, commissions or other fees or amounts which are or may become payable to any third party in connection with the execution and delivery of this Agreement and the transactions contemplated herein;

Execution and Performance of Agreement

(bb)	Authorization and Enforceability. The completion of the transactions contemplated hereby, have been duly and validly authorized by all necessary corporate action on the part of ISDERA;

(cc)	No Violation or Breach. The execution and performance of this Agreement will not:

(i)	violate the charter documents of ISDERA or result in any breach of, or default under, any loan agreement, mortgage, deed of trust, or any other agreement to which ISDERA is a party,

(ii)	give any person any right to terminate or cancel any agreement including, without limitation, the ISDERA Material Contracts, or any right or rights enjoyed by ISDERA,

(iii)	result in any alteration of ISDERA’s obligations under any agreement to which ISDERA is a party including, without limitation, the ISDERA Material Contracts,

(iv)	result in the creation or imposition of any lien, encumbrance or restriction of any nature whatsoever in favor of a third party upon or against the ISDERA Assets,

(v)	result in the imposition of any tax liability to ISDERA relating to the ISDERA Assets, or

(vi)	violate any court order or decree to which ISDERA is subject;

ISDERA Assets - Ownership and Condition

(dd)
Business Assets. The ISDERA Assets comprise all of the property and assets of the ISDERA Business, and no other person, firm or corporation owns any assets used by ISDERA in operating the ISDERA Business, whether under a lease, rental agreement or other arrangement, other than as disclosed in Schedules “E” or “H” hereto;

(ee)
Title. ISDERA is the legal and beneficial owner of the ISDERA Assets, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever, save and except as disclosed in Schedules “E” or “H” hereto;

(ff)	No Option. No person, firm or corporation has any agreement or option or a right capable of becoming an agreement for the purchase of any of the ISDERA Assets;

(gg)	ISDERA Insurance Policies. ISDERA does not maintain public liability insurance and insurance against loss or damage to the ISDERA Assets and the ISDERA Business;

(hh)	ISDERA Material Contracts. The ISDERA Material Contracts listed in Schedule “I” constitute all of the material contracts of ISDERA;

(ii)
No Default. There has not been any default in any obligation of ISDERA or any other party to be performed under any of the ISDERA Material Contracts, each of which is in good standing and in full force and effect and unamended (except as disclosed in Schedule “I” hereto), and ISDERA is not aware of any default in the obligations of any other party to any of the ISDERA Material Contracts;

(jj)
No Compensation on Termination. There are no agreements, commitments or understandings relating to severance pay or separation allowances on termination of employment of any employee of ISDERA. ISDERA is not obliged to pay benefits or share profits with any employee after termination of employment except as required by law;

ISDERA Assets - ISDERA Equipment

(kk)	ISDERA Equipment. The ISDERA Equipment has been maintained in a manner consistent with that of a reasonably prudent owner and such equipment is in good working condition;

ISDERA Assets - ISDERA Goodwill and Other Assets

(ll)
ISDERA Goodwill. ISDERA does not carry on the ISDERA Business under any other business or trade names. ISDERA does not have any knowledge of any infringement by ISDERA of any patent, trademarks, copyright or trade secret;

ISDERA Business

(mm)	Maintenance of Business. Since the date of the ISDERA Financial Statements, ISDERA has not entered into any agreement or commitment except as disclosed herein;

(nn)	Subsidiaries. ISDERA does not own any subsidiaries and does not otherwise own, directly or indirectly, any shares or interest in any other corporation, partnership, joint venture or firm; and

ISDERA - Shares

(oo)
Shares. The Shares when delivered to the Buyer shall be validly issued and outstanding as fully paid and non-assessable shares and the Shares shall be transferable upon the books of ISDERA, in all cases subject to the provisions and restrictions of all applicable securities laws.

3.2    Survival. The representations and warranties herein will be true at and as of the date hereof in all material respects. Notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases a party from any such representation or warranty) or any investigation made by the Buyer, the representations and warranties made herein shall survive the Closing and be effective for a period of twelve months (12) months from the date hereof.

3.3    Indemnity. The Shareholders agree to jointly and severally indemnify and save harmless the Buyer from and against any and all claims, demands, actions, suits, proceedings, assessments, judgments, damages, costs, losses and expenses, including any payment made in good faith in settlement of any claim (subject to the right of the Shareholders to defend any such claim), resulting from the breach by them of any representation or warranty made under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished by ISDERA to the Buyer hereunder.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE BUYER

4.1    Representations and Warranties. The Buyer makes the representations and warranties set forth below and intend and acknowledge that ISDERA and the Shareholders will rely thereon in entering into this Agreement and in approving and completing the transactions contemplated hereby. Any schedules described in or contemplated by such representations and warranties shall be prepared both as of the date of this Agreement and as of the date of the Closing.

(a)
Power and Capacity. The Buyer has the power, authority and capacity to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement constitutes the Buyer’s valid, legal and binding obligation and is enforceable against it in accordance with its terms, subject, however, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, regardless of whether such enforceability is considered in equity or at law;

(b)
No Conflict. Neither the execution and delivery of this Agreement by the Buyer, nor compliance with any of the provisions hereof, nor the consummation of the transactions contemplated hereby, will: (a) result in a default, or give rise to any right of termination, cancellation or acceleration, under any term, condition or provision of any contract or other instrument or obligation to which the Buyer is a party or by which its assets may be bound; or (b) violate any order, writ, injunction or decree applicable to the Buyer, or any of its properties or assets.

(c)
Legal Proceedings, Etc. There is no legal, equitable, administrative or arbitration action, suit, proceeding or known investigation pending or threatened against or affecting the Buyer. There is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Buyer and there is no basis for any action, suit, proceeding or investigation against the Buyer.

4.2    Survival. The representations and warranties of the Buyer contained herein will be true at and as of Closing in all material respects as though such representations and warranties were made as of such time. Notwithstanding the completion of the transactions contemplated hereby, the waiver of any condition contained herein (unless such waiver expressly releases a party from any such representation or warranty) or any investigation made by the Shareholders, the representations and warranties of the Buyer made herein shall survive the Closing and be effective for a period of twelve (12) months from the date hereof.

4.3    Indemnity. The Buyer agrees to indemnify and save harmless ISDERA and the Shareholders from and against any and all claims, demands, actions, suits, proceedings, assessments, judgments, damages, costs, losses and expenses, including any payment made in good faith in settlement of any claim (subject to the right of the Buyer to defend any such claim), resulting from the breach by any of them of any representation or warranty of such party made under this Agreement or from any misrepresentation in or omission from any certificate or other instrument furnished or to be furnished by the Buyer to the Shareholders hereunder.

4.4    Escrow. $50,000 of the Purchase Price has been placed in escrow (the “Escrow Proceeds”) with Michael S. Krome, Esq. Upon Closing of the transactions contemplated hereby, the Parties hereby authorize the release of the Escrow Proceeds equally to each of the Shareholders.

ARTICLE 5
FURTHER COVENANTS

5.1    Legend. The Buyer agrees to the imprinting of the following legend on any certificates representing the Shares:

“THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. THESE SECURITIES ARE “RESTRICTED SECURITIES” WITHIN THE MEANING OF RULE 144(3) OF THE SECURITIES ACT AND MAY NOT BE RESOLD PUBLICLY UNDER RULE 144 UNTIL CERTAIN HOLDING PERIOD REQUIREMENTS ARE MET.”

5.2    Expenses of the Parties. Except as otherwise expressly provided in this Agreement, all expenses incurred by any party to this Agreement in the preparation, negotiation, authorization and consummation of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants, shall be borne solely by the party incurring such expense(s), with the caveat that any expenses incurred by ISDERA shall be paid prior to the Closing of the transactions contemplated hereby.

5.3    Further Assurances. Each party shall cooperate with the other, take such further action and execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the terms and purposes of this Agreement.

ARTICLE 6
CONDITIONS PRECEDENT

6.1    Conditions Precedent in favor of ISDERA and the Shareholders. The obligations of ISDERA and the Shareholders to carry out the transactions contemplated hereby are subject to the fulfillment of each of the following conditions precedent on or before the Closing:

(a)	all documents or copies of documents required to be executed and delivered to ISDERA hereunder will have been so executed and delivered;

(b)	all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Buyer at or prior to the Closing will have been complied with or performed; and

(c)	the transactions contemplated hereby shall have been approved by all other regulatory authorities having jurisdiction over the subject matter hereof, if any.

6.2    Waiver by ISDERA and the Shareholders. The conditions precedent set out in the preceding section are inserted for the exclusive benefit of ISDERA and the Shareholders and any such condition may be waived in whole or in part by ISDERA or the Shareholders at or prior to Closing by delivering to the Buyer a written waiver to that effect signed by ISDERA or the Shareholders, as the case may be. In the event that the conditions precedent set out in the preceding section are not satisfied on or before the Closing, the Shareholders shall be released from all obligations under this Agreement.

6.3    Conditions Precedent in Favor of the Buyer. The obligation of the Buyer to carry out the transactions contemplated hereby is subject to the fulfillment of each of the following conditions precedent on or before the Closing:

(a)	all documents or copies of documents required to be executed and delivered to the ISDERA or the Shareholders hereunder will have been so executed and delivered;

(b)
ISDERA, its officers and directors and each Shareholder shall be current in their respective filing obligations with the Securities and Exchange Commission (it being understood that Schedule 13Ds and Forms 3 and 4 may be required to be filed by such parties, as applicable);

(c)	all of the terms, covenants and conditions of this Agreement to be complied with or performed by the Shareholders or ISDERA at or prior to the Closing will have been complied with or performed;

(d)	ISDERA will have delivered the Shares, duly and validly issued, to the Buyer at the Closing;

(e)	title to the Shares will be free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances or other claims whatsoever;

(h)	the transactions contemplated hereby shall have been approved by all other regulatory authorities having jurisdiction over the subject matter hereof, if any;

(i)
the completion of the transfer of all assets and liabilities of ISDERA on or prior to the Closing will have been completed to the satisfaction of the Buyer, which transfer shall reflected in the schedules provided to the Buyer as of the date of the Closing;

(j)	ISDERA shall have no liabilities as of the Closing; and

(k)	The Buyer shall have received from ISDERA’s counsel a legal opinion in form and substance satisfactory to ISDERA.

6.4    Waiver by the Buyer. The conditions precedent set out in the preceding section are inserted for the exclusive benefit of the Buyer and any such condition may be waived in whole or in part by the Buyer at or prior to the Closing by delivering to ISDERA and Shareholders a written waiver to that effect signed by the Buyer. In the event that the conditions precedent set out in the preceding section are not satisfied on or before the Closing the Buyer shall be released from all obligations under this Agreement.

6.5    Confidentiality Notwithstanding any provision herein to the contrary, the parties hereto agree that the existence and terms of this Agreement are confidential and that if this Agreement is terminated pursuant to the preceding section the parties agree to return to one another any and all financial, technical and business documents delivered to the other party or parties in connection with the negotiation and execution of this Agreement and shall keep the terms of this Agreement and all information and documents received from the other party and the contents thereof confidential and not utilize nor reveal or release same, provided, however, that ISDERA will be required to file a Current Report on Form 8-K with the Securities and Exchange Commission respecting the proposed transaction contemplated hereby together with such other documents as are required to maintain ISDERA’s status as being current in all of its filings with the Securities and Exchange Commission, subject to the review and approval of the Buyer of any and all copy and/or documents drafted by ISDERA.

ARTICLE 7
CLOSING

7.1    Closing. The sale of the Shares and the other transactions contemplated by this Agreement will be closed at the Place of Closing in accordance with the closing procedure set out in this Article.

7.2    Closing Deliveries of the Buyer. On or before the Closing, the Buyer will deliver or cause to be delivered to the Shareholders:

(a)	this Agreement, duly executed by the Buyer;

(b)	the Purchase Price

(c)
all reasonable consents or approvals required to be obtained by the Buyer for the purposes of completing the transaction contemplated herein and preserving and maintaining the interests of the Buyer; and

(d)	such other documents as ISDERA may reasonably require to give effect to the terms and intention of this Agreement.

7.3    Closing Deliveries of ISDERA and Shareholders. On or before the Closing, ISDERA and the Shareholders shall deliver or cause to be delivered to the Buyer:

(a)	this Agreement, duly executed by the Shareholders;

(b)	share certificates representing the Shares;

(c)	resignations of all of the officers of ISDERA as of the date hereof;

(d)	updated schedules of ISDERA and the Shareholders, dated as of the date of the Closing;

(e)	a certified copy of a resolution of the directors of ISDERA dated as of the date hereof appointing the nominee(s) of the Buyer as officers of the Buyer;

(f)
a certified copy of a resolution of the directors of ISDERA dated as of the date hereof appointing Jing Jiang to the board of directors of ISDERA effective as of ten days after the delivery to the shareholders of the ISDERA of an Information Statement pursuant to Rule 14f;

(g)
resignation of Ruediger Albrecht (sole director) as a director of ISDERA, effective as of ten days after the delivery to the shareholders of the ISDERA of an Information Statement pursuant to Rule 14f;

(h)	resignations of all officers, including but not limited to Ruediger Albrecht, as officers of ISDERA dated as of the date hereof;

(i)	all reasonable consents or approvals required to be obtained by the Buyer for the purposes of completing the transaction contemplated herein and preserving and maintaining the interests of the Buyer;

(j)	the legal opinion of ISDERA’s counsel referred to in Section 6.3(j);

(k)	Certificate of Good Standing from the State of New York, evidencing that ISDERA is in good standing with the State of New York as of a date within five business days of the closing; and

(l)	such other documents as the Buyer may reasonably require to give effect to the terms and intention of this Agreement.

ARTICLE 8
POST-CLOSING MATTERS

Forthwith after the Closing, the Buyer and the Shareholders agree to use all their best efforts to:

(a)
file with the Securities and Exchange Commission a report on Form 14f1 disclosing the change in control of ISDERA and, 10 days after such filing, date the resolutions appointing to the board of directors of ISDERA Jing Jiang, and forthwith date and accept the resignation of Ruediger Albrecht as a director of ISDERA;

(b)	file a Form 8-K with the Securities and Exchange Commission disclosing the terms of this Agreement;

(c)	file reports on Forms 13D and 3 with the Securities and Exchange Commission disclosing the acquisition of the Shares by the Buyer; and

(d)	take such steps are required to change the name of ISDERA to as Buyer may determine.

ARTICLE 9
GENERAL PROVISIONS

9.1    Arbitration. The parties hereto shall attempt to resolve any dispute, controversy, difference or claim arising out of or relating to this Agreement by negotiation in good faith. If such good negotiation fails to resolve such dispute, controversy, difference or claim within fifteen (15) days after any party delivers to any other party a notice of its intent to submit such matter to arbitration, then any party to such dispute, controversy, difference or claim may submit such matter to arbitration in Nassau County, New York.

9.2    Notice. Any notice required or permitted to be given by any party will be deemed to be given when in writing and delivered to the address for notice of the intended recipient by personal delivery, prepaid single certified or registered mail, or telecopier. Any notice delivered by mail shall be deemed to have been received on the fourth business day after and excluding the date of mailing, except in the event of a disruption in regular postal service in which event such notice shall be deemed to be delivered on the actual date of receipt. Any notice delivered personally or by telecopier shall be deemed to have been received on the actual date of delivery.

9.3    Addresses for Service. The address for service of notice of each of the parties hereto is as follows:

(a)	the Shareholders:

Kingsgate Development, Ltd.
First Floor
17 The Esplanade
St Helier, Jersey JE2 3QA

Eastern Glow Investment, Ltd.
PO Box 3152, RG Hodge Plaza,
Second Street, Wickhams Cay 1

Road Town, Tortola, British Virgin Islands

(b)	the Buyer:

Cosell Investments Limited
P.O. Box 957, Offshore Incorporation Centre
Road Town, Tortola, British Virgin Islands

(c)	ISDERA

Isdera, North America, Inc.
50 Pine Drive
Cold Spring Harbor, New York 11724

9.4    Change of Address. Any party may, by notice to the other parties change its address for notice to some other address in North America and will so change its address for notice whenever the existing address or notice ceases to be adequate for delivery by hand. A post office box may not be used as an address for service.

9.5    Amendment. This Agreement may be amended only by a writing executed by each of the parties hereto.

9.6    Entire Agreement. The provisions contained herein constitute the entire agreement among the Buyer and the Shareholders respecting the subject matter hereof and supersede all previous communications, representations and agreements, whether verbal or written, among the Buyer and the Shareholders with respect to the subject matter hereof.

9.7    Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

9.9    Assignment. This Agreement is not assignable without the prior written consent of the parties hereto.

9.10    Counterparts. This Agreement may be executed in counterparts, each of which when executed by any party will be deemed to be an original and all of which counterparts will together constitute one and the same Agreement. Delivery of executed copies of this Agreement by telecopier will constitute proper delivery, provided that originally executed counterparts are delivered to the parties within a reasonable time thereafter.

9.11    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such State. The parties agree to be subject to the exclusive jurisdiction and venue of the state and federal courts located in Nassau County, New York.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement effective as of the day and year first above written.

Isdera Isdera, North America, Inc.

By:
Name: Ruediger Albrecht
Title: President

Shareholders: Kingsgate Development, Ltd.

By:
Name:

Eastern Glow Investment, Ltd.

By:
Name:

Buyer: Cosell Investments Limited

By:
Name: Jing Jiang
Title: President

Exhibit A

Name of Shareholder	Number of Shares

Kingsgate Development, Ltd.	1,097,200

Eastern Glow Investment, Ltd.	398,200

PURCHASE PRICE ALLOCATION

Name	Dollar Amount

Kingsgate Development, Ltd.	$ 179,760.60

Eastern Glow Investment, Ltd.	$ 65,239.40

EXHIBIT B

Agreement Regarding the Joint Filing of
Schedule 13D

The undersigned hereby agree as follows:

     (i) Each of the undersigned is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

     (ii) Each of the undersigned is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

COSELL INVESTMENTS, LTD.

Date: October 19, 2007	By:	/s/ Jing Jiang
	Name:	Jing Jiang
	Title:	President

Date: October 19, 2007	/s/ Jing Jiang
Jing Jiang